Exhibit 18.1

February 25, 2013

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO

Dear Sirs/Madams:

We have audited the financial statements of UMB Financial Corporation as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 25, 2013, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in the date of the annual goodwill impairment test from November 30th to October 1st. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP